Robert B. Macaulay 305-530-4026 Direct Dial rmacaulay@carltonfields.com	October 5, 2018

Attorneys At Law

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Miami, Florida 33131-2113

P.O. Box 019101 | Miami, Florida 33101-9101

305.530.0050 | fax 305.530.0055

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VIA EDGAR AND FEDEX

Division of Corporation Finance
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Imaging Diagnostic Systems, Inc. Registration Statement on Form 10 Filed August 28, 2018 File No. 000-26028

Ladies and Gentlemen:

On behalf of our client, Imaging Diagnostic Systems, Inc., (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, please find a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form 10 of the Company (the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. David Fong, the Company’s Chief Financial Officer, dated September 24, 2018, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, to each of Caleb French, Heather Percival, Jeanne Bennett and Gary Todd.

The numbered paragraphs below set forth the Staff’s comments together with our response to each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Carlton Fields Jorden Burt, P.A.

Carlton Fields Jorden Burt, P.A. practices law in California through Carlton Fields Jorden Burt, LLP.

General Information, page 1

1.	We note your disclosure regarding your failure to timely file reports required by the Exchange Act. Please advise whether you remained subject to the reporting requirements of Exchange Act Section 15(d), and tell us when you intend to file the required reports. Also, if your history regarding filing periodic reports presents a material risk that you will not timely file required reports, please add appropriate risk factor disclosure.

Although the registration of IDSI’s common stock under Section 12(g) of the Exchange Act was revoked pursuant to an order of the Commission (Release 34-073207) effective on September 25, 2014 (the “Revocation Order”), the Company may have been technically subject to the filing requirements of Section 15(d) of the Exchange Act thereafter. As identified in the Revocation Order, the primary reason for the Company’s failure to file its required periodic reports under Section 13 of the Exchange Act was due to the Company’s financial difficulties. Accordingly, for the same reasons set forth in the Revocation Order, the Company was in no better position to make these same filings under Section 15(d) of the Exchange Act.

Following the revocation of the Company’s registration, the Company has completely changed its management, revised its business plan and focus, implemented significant changes designed to make the Company viable, sought and secured new investors and sources of financing, and generally turned-around its financial position and operations. Although the Company may be technically required to make the filings missed since 2013, there is no meaningful way to do so and those filings are no longer relevant to investors. In fact, those filings would have had no material value since there has been no trading market in the common stock following the revocation. Preparation of the filings now would involve substantial expense to the Company with no material value to shareholders or the securities markets.

The Company seeks to register its common stock under Section 12(g) and to re-enter the disclosure regime by providing all material information regarding the Company’s current operations and financial condition. Although not directly on point, compliance with general concepts set forth in Exchange Act Rules CD&I Question 153.02 would appear to be appropriate under these specific facts and circumstances. The Company is furnishing audited financial statements for the fiscal years ended June 30, 2017 and 2018, and will be timely furnishing required interim financials for the first quarter ending September 30, 2018, as part of its report on Form 10-Q due November 14, 2018. This would provide investors with relevant current information about the Company (and cover the relevant portion of the required Section 15(d) periodic reports for those periods).

The Company has not revised its risk factor disclosure to address the Company’s history regarding the filing of periodic reports because the Company does not believe that the pre-Viable Acquisition problems are material to its current situation. As a result of the Viable Acquisition, the Company has new management, a new business plan, and a new majority shareholder which has provided or arranged $12.6 million in financing since 2014 and is prepared to provide or arrange ongoing financing until the Company achieves positive cash flow from operations, which is expected by the end of 2019.

2.	Please revise to disclose any currently planned financing arrangements with your majority shareholder.

The Company has revised its disclosure on page 2 in response to the Staff’s comment.

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Historical Overview, page 2

3.	Please provide the basis for your belief that you are a few months away from obtaining CFDA approval in China.

The Company has revised its disclosure on page 2 in response to the Staff’s comment.

4.	Please identify the international markets where you have obtained regulatory approval.

The Company has revised its disclosure on page 2 in response to the Staff’s comment.

Breast Cancer, page 2

5.	Please tell us the basis for your belief on page 4 that you will achieve significant market penetration in China given you have not yet received regulatory approval for your product in China.

The Company has revised its disclosure on page 4 in response to the Staff’s comment.

CTLM, page 7

6.	We note your disclosure on page 8 regarding your Physician Console and Physician Workstation. Please revise to discuss the method by which you offer the Physician Workstation and whether its operation requires the customer to also use your CTLM product. If you have made sales of your software product, ensure your registration statement addresses the impact of those sales on your results of operations. Also, revise to discuss any regulatory clearances or approvals you must obtain before marketing your Physician Workstation.

The Company has revised its disclosure on page 9 in response to the Staff’s comment.

Government Regulation and Approvals, page 10

7.	Please revise your discussion of your PMA application to address: (1) what the FDA’s PMA process entails as it relates to approving your product for U.S. marketing, (2) what types of trials or data you will have to provide the FDA, including endpoints of your trials, and (3) what indication you intend to seek from the FDA. In an appropriate section of your document, ensure you discuss the estimated costs and milestones related to the intended regulatory approvals you disclose.

The Company has revised its disclosure on page 12 in response to the Staff’s comment.

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Historical Clinical Collaboration Sites, page 13

8.	Given your disclosure that almost all of the disclosed programs were suspended, please tell us why disclosure regarding those past collaborations is included in the registration statement. It is unclear why it is appropriate to list previous relationships and programs if they are inapplicable to your current work on a new version of your product, as disclosed on page 9. If you choose to include this disclosure, please revise to clearly explain each party’s role in the disclosed programs and the programs’ importance to your current business operations.

In response to the Staff’s comment, the Company has deleted the disclosure regarding historical clinical collaboration sites.

Domestic Sales and Marketing, page 13

9.	We note your disclosure on page 14 that data from your clinical trials will impact the market size for your product. Please revise to clarify the meaning of this statement and whether the data from your current trials will be used to further your PMA application.

In response to the Staff’s comment, the Company has deleted the language regarding data from clinical trials impacting market size. The Company’s revised disclosure on page 12 clarifies that the data from current trials will be used for internal evaluation purposes and not for submission to the FDA in the PMA process.

International Sales and Foreign Regulation, page 14

10.	We note your disclosure on page 15 that you expect your manufacturer’s application for marketing clearance in China will be approved before the end of 2018. Please tell us your basis for this statement and whether any additional clearances or approvals are required before sales in China may commence. Ensure your disclosure discusses material hurdles that remain before you begin generating revenue from sales in that jurisdiction.

The Company has revised its disclosure on page 15 in response to the Staff’s comment.

Competition, page 16

11.	Please tell us whether there is more recent information concerning your competitive landscape that should be disclosed in this section. For example, tell us whether (1) your approach of using “continuous wave laser optical technology” is unique, (2) the entities mentioned at the top of page 17 have developed competitive devices and (3) the entity mentioned in the last paragraph of this section has developed a device that will compete with your product.

The Company has revised its disclosure on pages 16-17 in response to the Staff’s comment.

Patents, page 17

12.	Please revise to describe the potential impact to your business relating to your patent policy shift towards trade secrets and confidential procedures. Add risk factor disclosure as appropriate.

The Company has revised its disclosure on page 17-18 in response to the Staff’s comment. The Company has not amended its risk factor disclosure regarding the intellectual property protection issue because it believes the existing language adequately describes the material risks related thereto.

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Intellectual Property, page 17

13.	Please clarify your disclosure in the first paragraph on page 18. In this regard, it is unclear whether you believe you will require additional patents to adequately protect your technology in the geographies you intend to sell your product. Add risk factor disclosure as appropriate.

The Company has revised its disclosure on page 18 in response to the Staff’s comment. The Company has not amended its risk factor disclosure regarding the intellectual property protection issue because it believes the existing language adequately describes the material risks related thereto.

14.	Reconcile your disclosure in the table on page 17 suggesting you own 6 U.S. patents with your disclosure on page 21 that you own 3 U.S. patents. If you do not own some of these patents, please clarify your interest in them.

The Company has revised its disclosure on page 21 to reflect six patents in response to the Staff’s comment.

Sales and Cost of Sales, page 30

15.	Please revise to more fully discuss the royalty agreement mentioned here, and clarify whether this is the agreement discussed on page 10. In an appropriate section of your document, you should disclose (1) the parties to this agreement, (2) the rights and obligations of the parties, (3) the scope of the agreement, including geographic and technological, and (4) the history of this agreement, including explaining how the agreement entered into in 2006 did not provide income until 2018 after it was “re-established.” Also please file this agreement as an exhibit or advise.

The Company has revised its disclosure on page 10 and 33 in response to the Staff’s comment. The agreement discussed on these two pages is the same agreement (the “Lila Agreement”). Given that the Lila Agreement is not a material agreement of the Company as defined under Item 601(b)(10) of Regulation S-K , which is reflected in the revised disclosure, the Company has not attached the agreement as an exhibit. Please be advised that the Lila Agreement previously was filed as Exhibit 10.70 to the Company’s report on Form 8-K dated August 30, 2006.

Related Transactions, page 35

16.	Please revise to disclose all information required by Regulation S-K Item 404. For example, we note that the disclosure here does not address transactions disclosed on pages F-12 and F-14, which appear to involve parties disclosed in this section.

The Company has revised the disclosure on page 35 in response to the Staff’s comments.

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Preferred Stock, page 39

17.	Please revise to clarify the rights and preferences of your outstanding Series L stock, including any provisions impacting voting or liquidation rights. Also, revise to discuss how you are satisfying the annual dividend on this stock.

The Company has revised the disclosure on page 39 in response to the Staff’s comments.

Financial Statements
Note 17. Subsequent Events, page F-22

18.	Please revise the financial statements to retrospectively apply the reverse stock split affected in July 2018. Refer to SAB Topic 4-C.

The financial statements have been revised to reflect the reverse stock split.

We hope that the foregoing has been responsive to the Staff’s comments to look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 305-530-4026 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Robert B. Macaulay
Robert B. Macaulay

cc: David Fong

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